Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Netfin Acquisition Corp. (the “Company”) on Form S-1 of our report dated May 21, 2019, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Netfin Acquisition Corp. as of April 30, 2019 and for the for period from April 24, 2019 (inception) through April 30, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

July 11, 2019